SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 16)*

                  Preferred Income Management Fund Incorporated
                                (Name of Issuer)

                                    Common Stock
                                   (Title of Class of Securities)

                                    74037Q10
                                 (CUSIP Number)

                            Thomas R. Stephens, Esq.
                      Bartlit Beck Herman Palenchar & Scott
                         511 Sixteenth Street, Suite 700
                             Denver, Colorado  80202
                                  (303) 592-3100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                August 22, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))




Cusip No. 74037Q10

                                 Page 1 of 8




   1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Horejsi Enterprises, Inc.

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                    (a)                        [ ]

                    (b)                        [ ]

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*

          WC OO
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                [ ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Kansas


        NUMBER OF       7     SOLE VOTING POWER
         SHARES                2,071,430

                        8     SHARED VOTING POWER
      BENEFICIALLY
      OWNED BY                 0

         EACH           9     SOLE DISPOSITIVE POWER
       REPORTING               2,071,430

        PERSON          10    SHARED DISPOSITIVE POWER
         WITH                  0

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,071,430

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                            [ ]

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22.0%

   14     TYPE OF REPORTING PERSON*

          CO


Cusip No. 74037Q10
Page 2 of 8 Pages




   1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Stewart R. Horejsi

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                    (a)                       [ ]
                                              [ ]
                    (b)

   3      SEC USE ONLY

   4      SOURCE OF FUNDS*

          Not applicable

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                         [ ]

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

        NUMBER OF              SOLE VOTING POWER
        SHARES              7
                                0

      BENEFICIALLY              SHARED VOTING POWER
        OWNED BY            8
                                0

          EACH                 SOLE DISPOSITIVE POWER
       REPORTING           9
                                0

         PERSON                 SHARED DISPOSITIVE POWER
          WITH            10
                                0

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                     [ ]

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

   14     TYPE OF REPORTING PERSON*
          IN


Cusip No. 74037Q10
Page 3 of 8 Pages



   1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Larry L. Dunlap
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                    (a)                 [ ]
                                        [ ]
                    (b)

   3      SEC USE ONLY

   4      SOURCE OF FUNDS*
          Not applicable

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)               [ ]

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States


        NUMBER OF          7   SOLE VOTING POWER
        SHARES                   0

      BENEFICIALLY         8   SHARED VOTING POWER
        OWNED BY                 0

         EACH              9   SOLE DISPOSITIVE POWER
       REPORTING                 0

        PERSON            10    SHARED DISPOSITIVE POWER
         WITH                    0

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                [ ]

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0%

   14     TYPE OF REPORTING PERSON*
             IN


Cusip No. 74037Q10
Page 4 of 8 Pages


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Lola Brown Trust No. 1B

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                    (a)          [ ]

                    (b)          [ ]

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*
         WC OO

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                             [ ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Kansas


        NUMBER OF          7    SOLE VOTING POWER
         SHARES                 1,436,100

      BENEFICIALLY         8    SHARES VOTING POWER
        OWNED BY                0

         EACH              9    SOLE DISPOSITIVE POWER
      REPORTING                 1,436,100

        PERSON            10   SHARES DISPOSITIVE POWER
         WITH                   0

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,436,100

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                             [ ]

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.25%

   14     TYPE OF REPORTING PERSON*
          OO



                  Amendment No. 16 to Statement on Schedule 13D

           This amended statement on Schedule 13D relates to the Common
Stock, $.01 par value per share (the "Shares"), of Preferred Income Management Fund Incorporated, a Maryland corporation (the "Company"). Items 3, 4 and 5 of this statement, previously filed by (i) Horejsi Enterprises, Inc. ("HEI"), as a direct beneficial owner of the Shares, (ii) The Lola Brown Trust No. 1B (the "Brown Trust") as the direct holder of Shares, and (iii) Stewart R. Horejsi and Larry L. Dunlap, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.

Item 3.  Source and Amount of Funds or Other Consideration

                 No change except for the addition of the following:

           The total amount of funds required by the Brown Trust to acquire the Shares reported in Item 5(c) was $1,869,159.85 (including commissions). Such funds were or will be provided by the Brown Trust's cash on hand and margin borrowings under accounts maintained by the Brown Trust with Merrill Lynch International Bank Limited.

Item 4.  Purpose of Transaction

                 No change except for the addition of the following:

            The Brown Trust purchased the Shares described in Item 5(c) to increase its equity interest in the Company. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternatives of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with HEI or the Brown Trust may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with HEI or the Brown Trust may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

Item 5.     Interest in Securities of the Issuer.

            No change except for the addition of the following:

       (a)  The Brown Trust is the direct beneficial owner of 1,436,100
Shares, or approximately 15.25% of the 9,416,743 Shares outstanding as of May 1, 1997, according to information contained in the Company's 1997 Proxy Statement. By virtue of the relationships previously reported in this statement, Messrs. Horejsi and Dunlap and Ms. Susan Ciciora may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Brown Trust. Messrs. Horejsi and Dunlap and Ms. Ciciora disclaim all such beneficial ownership.

      By virtue of the relationships and transactions described in this statement, the HEI and the Brown Trust may be deemed to constitute a group. HEI disclaims beneficial ownership of Shares directly beneficially owned by the Brown Trust, and the Brown Trust disclaims beneficial ownership of Shares directly beneficially owned by HEI.

      (c) The table below sets forth purchases of the Shares by the Brown Trust since August 1, 1997. All of such purchases were effected by the Brown Trust on the New York Stock Exchange.


                                                       Approximate Price
                                                          Per Share
                        Date     Amount of Shares   (exclusive of commissions)

                        8/08/97        20,000               $15.4375
                        8/11/97         8,700               $15.375
                        8/13/97        15,000               $15.375
                        8/14/97         1,600               $15.375
                        8/15/97        15,000               $15.375
                        8/20/97           500               $15.375
                        8/20/97         7,000               $15.4375
                        8/20/97        18,000               $15.500
                        8/22/97        18,300               $15.375
                        8/25/97         3,700               $15.3125
                        8/26/97         6,700               $15.3125
                        8/27/97         1,600               $15.3125
                        8/28/97         5,200               $15.3125



                                    Signature

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 1997
                                    /s/ Stewart R. Horejsi
                                    Stewart R. Horejsi


                                    /s/ Larry L Dunlap
                                    Larry L. Dunlap, individually, as Chairman
                                    and President of Horejsi Enterprises, Inc.,
                                    and as trustee of The Lola Brown Trust No.
                                    1B